June 12, 2012

Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

RE:	Honeywell International Inc.
Form 10-K for the year ended December 31, 2011
File No. 001-08974

Dear Mr. Shenk:

This letter provides Honeywell International Inc.’s (“Honeywell” or the “Company”) response to your letter dated May 17, 2012, setting forth the Staff’s comments on the above referenced Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K: For the fiscal year ended December 31, 2011

Cybersecurity incidents could disrupt business operations, page 12

1. Staff’s Comment: We note that you rely on information technology and systems for many of your business operations. We also note that you disclose that you employ comprehensive measures to prevent, detect, address and mitigate threats to your technology and systems. Please describe to us the types of cybersecurity threats and attacks that you have experienced recently and the related consequences. In addition, tell us what consideration you gave to tailoring your risk factor disclosure to more clearly state that you have been subject to attacks in the past and to highlight the potential consequences of the types of attacks that are most concerning to you. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Our Response: The types of cybersecurity threats and incidents that we have experienced fall within the range of threats identified in our cybersecurity risk factor on page 12 of our Form 10-K for the year ended December 31, 2011 (“2011 Form 10-K”). None of those threats or incidents has been material to the Company, either individually or in the aggregate, taking into account the factors referenced in CF Disclosure Guidance Topic 2. As stated in the cybersecurity risk factor and referenced in your letter, we employ comprehensive measures to prevent, detect, address and mitigate cybersecurity threats.

We developed our risk factor disclosure taking into consideration both the Regulation S-K Item 503(c) requirements for risk disclosures generally and the specific guidance set forth in CF Disclosure Guidance Topic 2. Accordingly, we believe that:

•

the risk factor disclosure clearly describes both the nature of the material risks (“the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations”) and the potential consequences of these material risks (“reputational damage, litigation with third parties, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations”); and

•

no further disclosure regarding known cybersecurity incidents is necessary (i) to place the discussion of cybersecurity risks in context or (ii) to address the guidance set forth in CF Disclosure Guidance Topic 2, which by its terms relates to “material” cyber attacks experienced by a registrant.

As we do for the other items highlighted in our risk factor disclosure, we will continue to monitor cybersecurity threats and incidents as part of our standard quarterly close process and evaluate the need for disclosure based on applicable rules and interpretive guidance, including CF Disclosure Guidance Topic 2.

Management’s Discussion and Analysis, page 23

Critical Accounting Policies, page 47

Sales Recognition on Long-Term Contracts, page 52

2. Staff Comment: We note your disclosure that you recognized approximately 16 percent of your total net sales using the percentage-of-completion method for long-term contracts in your Automation and Control Solutions, Aerospace and Performance Materials and Technologies segments and revenue and cost estimates are regularly monitored and revised based on changes in circumstances. Please tell us the aggregate gross amounts of favorable and unfavorable changes in estimates recognized in 2011, 2010 and 2009.

Our Response: Honeywell’s total revenue from long-term contracts using percentage-of- completion method was 16 percent or less in each of the last three fiscal years. The table below shows Honeywell’s aggregate gross amounts of favorable and unfavorable changes in estimates recognized in 2011, 2010 and 2009.

(in millions)	2011	2010	2009

Gross Favorable Adjustments	$300	$288	$273
Gross Unfavorable Adjustments	$(211)	$(167)	$(157)
Net Adjustments	$89	$121	$116
Total Consolidated Segment Profit	$5,357	$4,485	$3,991
Net Adjustments -% of Total Consolidated Segment Profit	1.7%	2.7%	2.9%

As reflected above, changes in estimates related to the percentage-of-completion method were not material to Honeywell’s results of operations in any of the last three fiscal years. Consistent with the revenue recognition guidance for percentage-of-completion accounting, these changes in estimates reflect continuous and normal course accounting. Consistent with our large number of customer contracts and continuous monitoring process, we typically have a large number of small dollar adjustments. In the most recent year ended December 31, 2011, we had more than 13,300 gross favorable adjustments and 10,200 gross unfavorable adjustments with an average gross dollar per adjustment of approximately $22,500 and $20,500 respectively. No single adjustment was greater than $4.5 million or 0.08% of total consolidated segment profit. As part of the standard quarterly close process, we review and monitor any significant changes in estimates for percentage-of-completion contracts. We perform 1) a full estimate-at-completion (“EAC”) analysis of percentage-of-completion contracts at least annually, 2) a full EAC analysis of percentage-of-completion contracts with cost variances, 3) a quarterly review of key changes or drivers in percentage-of-completion contracts, and 4) a final review upon project completion (except, in the case of items 1-3 above, where the contract is of an insignificant amount or the cost variance is de minimis, as applicable). Due to the lack of materiality of changes in estimates in each of the last three fiscal years, we do not believe that any additional disclosure regarding these changes was necessary. If changes in estimates were to become material, individually or in aggregate, we would include appropriate disclosure in future filings.

* * * * * * * *

Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filings and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (973) 455-3354, or Tom Larkins, Vice President, Corporate Secretary and Deputy General Counsel, at (973) 455-5208.

Sincerely,

/s/ Kathleen A. Winters

Kathleen A. Winters
Vice President and Controller